[The Korea Development Bank Letterhead & The Republic of Korea Letterhead]

August 8, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	The Korea Development Bank and The Republic of Korea
Withdrawal of Post-effective Amendment No. 1 to
Registration Statement Under Schedule B
U.S. Securities and Exchange Commission File No. 333-197061

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), The Korea Development Bank and The Republic of Korea (the “Registrants”) hereby respectfully request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Post-effective Amendment No. 1 to Registrants’ Registration Statement under Schedule B (File No. 333-197061), filed with the Commission on August 6, 2014, and all exhibits filed thereto (the “PEA No. 1”) as well as Form F-N filed with the Commission on August 6, 2014. The Commission has asked the Registrants to withdraw the PEA No. 1 filed on August 6, 2014 and to replace it with a pre-effective amendment. No securities have been sold pursuant to the PEA No. 1. Accordingly, the Registrants request that the Commission grant the withdrawal of the PEA No. 1 and Form F-N effective as of the date hereof or at the earliest practicable date hereafter.

Should you have any questions regarding this request for withdrawal, please contact Hongki Moon of Cleary Gottlieb Steen & Hamilton LLP by telephone at (822) 6353-8006 or by email at hmoon@cgsh.com.

Very truly yours,

THE KOREA DEVELOPMENT BANK

By:	/s/ Ho Guk Lee
Name:	Ho Guk Lee
Title:	Head of Global Funding Team
International Banking Department

THE REPUBLIC OF KOREA

By:	/s/ Suk-Kwon Na
Name:	Suk-Kwon Na
Title:	Financial Attaché
Korean Consulate General New York